As filed with the Securities and Exchange Commission on October 2, 2002.

                     FORM U-6B-2/CERTIFICATE OF NOTIFICATION
         under the Public Utility Holding Company Act of 1935 ("PUHCA")

         PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company, hereby affirms that it has issued the securities described below pursuant to an exemption from
Section 6(a) of PUHCA:

1. Type of security: Repayment obligations under a certain loan agreement (the "Note") between PSI and the Indiana Development Finance Authority ("IDFA") in respect of funds loaned by the IDFA to PSI thereunder from the proceeds of the issuance and sale of the IDFA's Environmental Refunding Revenue Bonds, Series 2002A (PSI Energy, Inc. Project) ("Series A Bonds")

2.       Issue, renewal or guaranty:  Issuance.

3.       Principal amount:  $23,000,000.

4.       Annual rate of interest:  Variable.

5.       Date of issue:  September 12, 2002.

6.       Date of maturity:  March 1, 2031.

7.       Acquirer of the Note:  IDFA.

8. Collateral: The Note is unsecured. The Series A Bonds are entitled to the benefit of a bond insurance policy insuring the payment of principal and interest. PSI issued first mortgage bonds to secure its reimbursement obligations to the bond insurer.

9.       Net proceeds to PSI:  Approximately $22,885,000.

10. Use of proceeds: To provide funds for the refunding of certain series of pollution control bonds previously issued by the IDFA, the proceeds of which had been used to finance the costs of certain pollution control and solid waste disposal facilities located at various electric generating facilities owned by PSI.

11.      Exemption claimed:  Rule 52(a).


                                            PSI Energy, Inc.


                                            By: /s/Wendy L. Aumiller
                                                   Wendy L. Aumiller
                                                   Treasurer

Dated:  October 2, 2002